 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Merin, Mitchell M. (Last) (First) (Middle) Morgan Stanley 1585 Broadway (Street) New York, NY 10036 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Morgan Stanley MWD 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/5/2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
   Officer (give title below)     X Other (specify below)

Description           Head of Significant Business Unit
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	12/5/2002		A (1)		37,791	A		343,356	D
Common Stock								30,253	I	By 401(k) Plan/ESOP Trust
Common Stock								13,800	I	Merin Family Partnership LP (2)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	$42.56	12/5/2002		A		85,031		01/02/05	01/02/13	Common Stock	85,031		85,031	D
Explanation of Responses:

1. Stock Units which are convertible into shares of Common Stock at a ratio of 1 to 1.
2. Indirect holding of securities in which limited partnership interest is held by members of the immediate household.

                                                   POWER OF ATTORNEY

                The undersigned hereby makes, constitutes and appoints each of Ralph L. Pellecchio, Ronald T. Carman, Martin M. Cohen, Charlene R. Herzer, W. Gary Beeson, Ola E. Lotfy and William J. O'Shaughnessy, Jr. to act severally and not jointly, as his true and lawful agents and attorneys-in-fact, with full power and authority to act hereunder, each in his/her discretion, in the name of and for and on behalf of the undersigned as fully as could the undersigned if present and acting in person, to make any and all required or voluntary filings under Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the applicable rules and regulation thereunder, with the Securities and Exchange Commission, any and all applicable stock exchanges, Morgan Stanley Dean Witter & Co. ("MSDW") and any other person or entity to which such filings may be required under Section 16(a) of the Exchange Act as a result of the undersigned's status as an officer, director or stockholder of MSDW. This power of attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to securities of MSDW.

                IN WITNESS WHEREOF, the undersigned has executed this power of attorney, effective as of this 12th day of October, 1999.

                                                        By:        /s/ Mitchell M. Merin
                                                                Mitchell M. Merin

By: /s/ CRHerzer, Attorney-in-Fact 12/9/02 ** Signature of Reporting Person Date SEC 1474 (9-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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